May 17, 2011
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Craig Wilson, Senior Assistant Chief Accountant

Re:	Vocus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011 File No. 000-51644
Dear Mr. Wilson:
On behalf of Vocus, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated May 4, 2011 (the “Comment Letter”), we submit the following responses to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments below in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 3. Legal Proceedings, page 26
1.	You disclose that you believe that you have obtained adequate insurance coverage or rights to indemnification, or where appropriate, have established reserves in connection with your legal proceedings. With regards to your insurance coverage, contingent loss claims which may or may not be covered by insurance should not be presumed as not needing recognition, presentation or disclosure. Assets and liabilities should not be offset in a statement of financial position or for disclosure purposes (i.e., reported at a net amount) unless a right of setoff exists. See ASC 210-20-05-1. Tell us how you are considering and accounting for any potential insurance proceeds as offsetting any related litigation or settlement claim liabilities for recognition and disclosure purposes.
The Company does not currently have, nor has it historically had, any contingent loss claims which require disclosure, regardless of the potential receipt of insurance proceeds that would offset any such claim liabilities. The Company advises the Staff that in future filings, the Company will omit the referenced statement.
If the Company incurs contingent loss claims in the future and has potential insurance proceeds, the Company will refer to ASC 210-20-05-1 to determine whether a right of setoff exists and will recognize and disclose accordingly.

2.	In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material, and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.
The Company did not have any material legal matters or contingent loss claims at December 31, 2010 or at any prior periods. The Company advises the Staff that if a reasonable possibility exists in the future that a loss exceeding amounts already recognized may have been incurred and the amount of such loss would be material, the Company will disclose the amount of estimated additional loss or state that such an estimate cannot be made.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Stock-Based Compensation. Page F-11
3.	We note your disclosure that the expected term of your options is determined based on the midpoint between the vesting date and the end of the contractual terms of the award. Please explain why you have not used historical option exercise data in determining your expected term. In this regard, we note that 2.1 million options have been exercised during the past 5 years since you have become a public entity. Further, tell us what consideration you gave to including the disclosures required by SAB No. 110 when using the simplified method.
The Company does not believe that it has sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term of its stock option grants due to the following factors:
•	The Company began granting stock option awards in October 1999. Stock options granted to date have a contractual life of 10 years from the date of grant. Since the Company became a public company in December 2005, the Company has a limited number of grants for which the full contractual life has expired.
•	Of the 2.1 million options exercised during the past 5 years, approximately 1.1 million of these options were from granted from 1999 through 2004. The options granted prior to the Company’s IPO in December 2005 have much lower exercise prices than the Company’s stock price during the past 5 years. The IPO provided employees with their first liquidity event which resulted in a substantial number of stock option exercises shortly after the Company’s IPO. The exercise pattern of these options was not deemed to be a reliable indicator of future exercise behavior for stock options granted at the IPO date through 2007.

•	The remaining 1.0 million options exercised during the past 5 years were primarily from grants made at the IPO date through 2007. However, more than 50% of the options granted at the IPO date through 2007 remained outstanding at December 31, 2010. Therefore, the Company did not have sufficient exercise data from these option grants to rely upon for estimating the expected life of its stock option grants in 2008 through 2011.
The Company advises the Staff that in future filings, the Company will further clarify its disclosure detailing its reasons for applying the simplified expected term method. Additionally, the Company anticipates using its historical data for stock options granted beginning in 2012 as the stock options granted in 2007 will be fully vested and the Company will have another year of exercise activity to provide a reasonable basis for estimating the expected term of its future stock option grants.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me (301) 683-6002 should you have any questions concerning any of the above responses.

Sincerely, /s/ Stephen Vintz Stephen Vintz Chief Financial Officer and Executive Vice President

cc:	Richard Rudman, Chief Executive Officer, President and Chairman, Vocus, Inc. Jason Simon, Greenberg Traurig, LLP Rene Salas, Ernst & Young LLP